UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
The Wine RayZyn Company, LLC

Legal status of issuer

> ***Form***
> Limited Liability Company
>
> ***Jurisdiction of Incorporation/Organization***
> Georgia
>
> ***Date of organization***
> July 24, 2014

Physical address of issuer
2090 Dunwoody Club Dr., Suite 106-40, Atlanta , GA 30350

Website of issuer
https://rayzyn.com/

Name of co-issuer
Wine RayZyn Company I

Legal status of co-issuer

> ***Form***
> Limited Liability Company
>
> ***Jurisdiction of Incorporation/Organization***

Delaware

Date of organization
December 16, 2021

Physical address of co-issuer
4104 24th Street, PMB 8113, San Francisco , CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,454,572.00	$1,363,210.00
Cash & Cash Equivalents	$135,638.00	$88,836.00
Accounts Receivable	$73,696.00	$76,070.00
Short-term Debt	$95,356.00	$14,590.00
Long-term Debt	$1,031,774.00	$809,000.00
Revenues/Sales	$90,190.42	$77,014.20
Cost of Goods Sold	$3,766.00	$106,297.00
Taxes Paid	$0.00	$0.00
Net Income	-$107,501.00	-$335,604.00

September 6, 2023

FORM C-AR

The Wine RayZyn Company, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by The Wine RayZyn Company, LLC, a Georgia Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://rayzyn.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is September 6, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Wine RayZyn Company, LLC (the "Company") is a Georgia Limited Liability Company, formed on July 24, 2014.

The Company is located at 2090 Dunwoody Club Dr., Suite 106-40, Atlanta , GA 30350.

The Company's website is https://rayzyn.com/.

The information available on or through our website is not a part of this Form C-AR.

Wine RayZyn Company I (the "Co-Issuer") is a Delaware Limited Liability Company, formed on December 16, 2021.

The Co-Issuer is located at 4104 24th Street, PMB 8113, San Francisco, CA 94114 .

The Co-Issuer's website is https://wefunder.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Wine Ray Zyn Company invented a new category of antioxidant-rich dried fruit made from wine grapes. RayZyn hand harvests California Cabernet, Chardonnay, and Merlot wine grapes. The grape clusters are put through a patent-pending drying process to create Wine RayZyns®. These delicious, crunchy seeded wine raisins® are full of heart-healthy antioxidants and are the same antioxidants found in wine. RayZyns® do not contain alcohol, making them 'kid-friendly and mother approved'.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company has entered into a license agreement with an affiliate of the Company (Riverhall Capital), pursuant to which the Company will license certain intellectual property rights related to the business of the Company, including certain patents and trademarks.
Use of Intellectual Properties may require compensation to the affiliate. Further, the Company may be forced into litigation to defend its licenses from infringing competitors.

To fully implement its business plan, the Company may need to raise additional capital, which may not be available.
There can be no assurance that additional financing will be available or, if available, will be obtained on terms favorable to the Company and its investors.

The Company's product may not achieve market acceptance.
Although the Company believes a market exists for its products, the Company's assumptions may be incorrect.

Factors outside the Company's control, including weather, may adversely affect the Company's operations.

The Company sells food products which involves numerous risks, which may materially and adversely impact the Company.

Legal claims, regulatory enforcement actions, or failure to comply with applicable legal standards or requirements could adversely and materially affect the Company's sales, reputation and profitability.

New or more stringent governmental regulations could adversely affect the Company's business.

The Company is dependent on suppliers and third-party vendors.
Although the Company has successfully sourced wine grapes previously, the Company cannot assure investors that it will be able to maintain favorable arrangements and/or relationships with the suppliers of its wine grapes.

The Manager has broad discretion in how the Company will use the proceeds of the offering.
An investor will not have the opportunity to determine the economic, financial or other information to be utilized by the Company in the application of proceeds.

The incurrence of indebtedness may subject the Company to risks associated with debt financing.
The Company's cash flows from operations may be insufficient to make required payments, and the lenders or noteholders, as applicable, could have remedies including foreclosure.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Wine Ray Zyn Company invented a new category of antioxidant-rich dried fruit made from wine grapes. RayZyn hand harvests California Cabernet, Chardonnay, and Merlot wine grapes. The grape clusters are put through a patent-pending drying process to create Wine RayZyns®. These delicious, crunchy seeded wine raisins® are full of heart-healthy antioxidants and are the same antioxidants found in wine. RayZyns® do not contain alcohol, making them 'kid-friendly and mother approved'.

Business Plan - The Company

Our business model relies on the continued growth and success of our existing brands and products, as well as the creation of new products. We will continue to educate the public as to the benefits of Wine RayZyn® and emphasis the concept of "healthy snacks". The markets and industry segments in which we offer our products are highly competitive. We utilize our marketing and online presence to win with consumers at the initial contact phase - when potential customers are searching for information about a brand, benefit, or product. We work collaboratively with our distributors to improve the in-store presence of our products and win when a potential consumer is shopping in the store. We must also win the most important round - when a consumer tastes the product. We strive to meet his or her expectations and decide whether our product was a good value. We believe we must continue to provide new, innovative products and branding to the consumer in order to grow our business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. While many of the benefits from these efforts will not be realized until future years, we believe these activities demonstrate our commitment to future growth. We intent to deepen our connection with targeted audiences by investing wisely in content that fits our core businesses and brand portfolios. We will continue to develop and refine innovative ways to distribute our products. We will continue to limit the impact of intellectual property theft by providing compelling, legitimate offerings, as well as through technology solutions, communications, legal enforcement, lawsuits, and other activities. We will drive efficiencies, execute strategies and maintain a strong financial position through operational discipline, with the goal of generating significant long-term value for our investors.

Business Plan - The Co-Issuer

Wine RayZyn Company I (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;

- Will seek instructions from the holders of with regard to:
  - ☐ If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - ☐ Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Crunchy Chocolate CabernayZyn		
Greek Yogurt MerlayZyn		
Sea Salt Caramel ChardonayZyn		
Dark Chocolate CabernayZyn Truffles		
Dark Chocolate Covered CabernayZyn		
Snack Pack - CabernayZyn		
Snack Pack - ChardonayZyn		
Snack Pack - MerlayZyn		
Pocket Single Display Case - CabernayZyn		
Pocket Single Display Case - ChardonayZyn		
Pocket Single Display Case - MerlayZyn		

We have new products in development including a kid-targeted SKU, WayZyns. We are also developing freeze-dried paste for use in a new line of partnerships.

Orders can be placed at Sales@RayZyn.com or by calling 707-200-4786.

Competition

The Company's primary competitors are The national producers of standard raisin products. While The Wine RayZyn Company, LLC is unique in its use of dehydrated Wine Grapes, we face the task of educating the public to the benefits of our products.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers, and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, product innovation, marketing, and distribution capability, service and support, and corporate reputation.

Supply Chain and Customer Base

Wine Grapes are essential to our businesses and are purchased in California Vineyards in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. We have not had any shortages in recent years and none are expected in the foreseeable future. We have successfully secured the materials necessary to meet our requirements including confectionary coating and bagging products. Where there have been short-term imbalances between supply and demand, our partners have generally met our needs.

Our customers include mass merchandisers, grocery stores, membership club stores, drug stores, department stores, salons, distributors, e-commerce, travel and leisure, and high-frequency stores. We have had recent large orders from corporate offices including Google, and expect to open the overseas markets this year.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
6373274	Goods/Services	(4) STANDARD CHARACTER MARK	October 26, 2017	June 1, 2021	United States of America
6373273	Goods/Services	(4) STANDARD CHARACTER MARK	October 26, 2017	June 1, 2021	United States of America
5312430	Goods/Services	(3) DESIGN PLUS WORDS, LETTERS, AND/OR NUMBERS	September 18, 2014	October 17, 2017	United States of America
5307498	Goods/Services	(4) STANDARD CHARACTER MARK	September 18, 2014	October 10, 2017	United States of America
5649444	Goods/Services	(4) STANDARD CHARACTER MARK	September 18, 2014	January 8, 2019	United States of America
5555987	Goods/Services	(3) DESIGN PLUS WORDS, LETTERS, AND/OR NUMBERS	September 18, 2014	September 4, 2018	United States of America
5908329	Goods/Services	(4) STANDARD CHARACTER MARK	September 18, 2014	November 12, 2019	United States of America

Governmental/Regulatory Approval and Compliance

As food vendors, we and our vendors are subject to extensive federal, state, and local laws and regulations, including regulations and law relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. Typically, licenses, permits, and approvals under such laws and regulations must be renewed annually and may be revoked, suspended, or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. We generally do not operate production or food storage facilities and contract for these services.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 2090 Dunwoody Club Dr., Suite 106-40, Atlanta , GA 30350

The Company has the following additional addresses: 101 Main Street, Suite 4 Hiawassee, GA 30546

The Company conducts business in United States of America .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Christopher U. Cates, MD

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO & Managing Member 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Retired Doctor. Chief Executive Officer; Founding and Managing Member of The Wine RayZyn Company, LLC, with oversight of all Company activities.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Rick Stancil

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Legal & Chief Operating Officer 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Attorney 20+ years' experience successfully providing legal expertise to private and government agencies. A forward-thinking, analytical, and dynamic attorney with and extensive legal background with in-depth experience in providing comprehensive legal services within the public and private sectors. Demonstrated expertise in complex Legislative and Administrative law, real estate development, Political Consultation, City Planning, and Commercial Litigation. Skilled in strategic advisory in various complex legal issues. Talent for building relationships and providing comprehensive legal services. The Wine RayZyn Company, LLC, 2019-Present.

Education

Juris Doctorate Cumberland School of Law, Samford University, Birmingham, AL Bachelor of Science in Political Science, North Georgia College, Dahlonega, GA Licensure State Bar of Georgia

Name

Christopher U. Cates, MD

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO & Managing Member 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Retired Doctor. Chief Executive Officer; Founding and Managing Member of The Wine RayZyn Company, LLC, with oversight of all Company activities.

Education

Name

Andrew U. Cates

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Sales 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of Sales, The Wine RayZyn Company, LLC

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Georgia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 2 employees in Georgia.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Richard H. Stancil	Employment Agreement	December 31, 2023	

Directors of the Co-Issuer

The directors or managers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Co-Issuer

The officers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has _____ employees in .

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	115,517
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	LLC/Membership Interests
Amount outstanding	400,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Riverhall Capital, LLC
Amount outstanding	$850,000.00
Interest rate and payment schedule	7.0% per annum.
Amortization schedule	
Describe any collateral or security	
Maturity date	December 1, 2025
Other material terms	

Type of debt	Notes
Name of creditor	Small Business Administration
Amount outstanding	$59,927.65
Interest rate and payment schedule	3.75% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	December 1, 2051
Other material terms	

Type of debt	Line of credit
Name of creditor	Wells Fargo
Amount outstanding	$9,535.97
Interest rate and payment schedule	9.5%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $1,127,130,00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	100,000	$122,775.00	Inventory Expansion and Establishment of an East Coast Store/Distribution Center.	February 4, 2022	Regulation CF

Ownership of the Company

A majority of the Company is owned by Riverhall Capital, LLC.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Riverhall Capital, LLC	53.7%

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities:

The Co-Issuer has the following debt outstanding:

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

_____

Below the beneficial owners of 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
$92,927.00	-$107,502.00	$0.00

Operations

The Company completed its seed round of financing in April 2022. Following the Offering, we should have enough liquidity to execute our business plan for the next two years. We intend to be profitable in 2023. Our significant challenges are developing and marketing a viable product in a competitive environment and sourcing consistent third-party vendors to ensure we have sufficient quantities of our product when necessary.

The Company intends to achieve profitability in the next 12 months.

Liquidity and Capital Resources

On February 4, 2022, the Company conducted an offering pursuant to Regulation CF and raised $122,775.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	Riverhall Capital, LLC
Relationship to the Company	Majority Equity Holder.
Total amount of money involved	$850,000.00
Benefits or compensation received by related person	Interest payments, Warrants.
Benefits or compensation received by Company	Capital In.
Description of the transaction	Loan

Company Securities

Related Person/Entity	
Relationship to the Company	
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	See attached Schedule.

Company Distributions or Payments

Related Person/Entity	
Relationship to the Company	
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	See Attached Schedule.

Company Intellectual Property

Related Person/Entity	
Relationship to the Company	
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	See Attached.

None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	RiverHall Capital, LLC
Relationship to the Company	Majority Owner.
Total amount of money involved	$850,000.00
Benefits or compensation received by related person	Principal and Interest Payments.
Benefits or compensation received by Company	Operating Capital.
Description of the transaction	In February 2020, the Company entered into a Promissory Note for $750,000 with an interest rate of 7.0%, security interest in tangible and intangible property, and a maturity date in March 2022. Interest shall accrue every day, but not compound, with payments of interest due and payable every calendar month up to the maturity date. In March 2022, the Company and its creditor agreed to postpone the note's maturity, and in December 2022, the Company received an additional advance of $100,000 which was evidenced by an amendment to the original promissory note subsequent to the date of these financials (please see "Note 7" for further information).

	This note had an ending balance of $850,000 and $750,000 as of December 31, 2022 and 2021, respectively.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Rick Stancil
(Signature)

Rick Stancil
(Name)

Legal & Chief Operating Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
(Signature)

(Name)

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Rick Stancil
(Signature)

Rick Stancil
(Name)

Legal & Chief Operating Officer
(Title)

(Date)

/s/Christopher U. Cates, MD
(Signature)

Christopher U. Cates, MD
(Name)

CEO & Managing Member
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A



The Wine Rayzyn Company, LLC (the "Company") a Georgia Limited Liability Company

Financial Statements (unaudited) and
Compilation Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

ACCOUNTANT'S COMPILATION REPORT

To Management
The Wine Rayzyn Company, LLC

Management is responsible for the accompanying financial statements of The Wine Rayzyn Company, LLC, which comprise the balance sheet as of December 31, 2021 and 2022, and the related statement of operations, members' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 3, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	135,638	88,836
Accounts Receivable	73,696	76,070
Inventory	1,227,976	1,176,728
Total Current Assets	1,437,311	1,341,633
Non-current Assets		
Intangible Assets: Patent License Fees, net of Accumulated Amortization	15,628	19,944
Security Deposits	1,633	1,633
Total Non-Current Assets	17,261	21,577
TOTAL ASSETS	1,454,572	1,363,210
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	5,391	16,991
Line of Credit	9,536	14,590
Other Liabilities	10	10
Total Current Liabilities	14,937	31,591
Long-term Liabilities		
Future Equity Obligations (SAFE Note)	122,774	-
Notes Payable	850,000	750,000
EIDL	59,000	59,000
Total Long-Term Liabilities	1,031,774	809,000
TOTAL LIABILITIES	1,046,711	840,591
EQUITY		
Members' Capital	2,575,008	2,575,008
Accumulated Deficit	(2,167,147)	(2,052,388)
Total Equity	407,861	522,619
TOTAL LIABILITIES AND EQUITY	1,454,572	1,363,210

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	90,190	77,014
Cost of Revenue	3,766	106,297
Gross Profit	86,425	(29,283)
Operating Expenses		
Advertising and Marketing	9,754	10,069
General and Administrative	115,718	232,988
Rent and Lease	10,631	7,250
Depreciation	-	127
Amortization	4,316	4,316
Total Operating Expenses	140,419	254,751
Operating Income (loss)	(53,995)	(284,034)
Other Income		
Interest Income	-	37
Other - SBA Grant	-	1,900
Total Other Income	-	1,937
Other Expense		
Interest Expense	53,507	53,507
Other	-	-
Total Other Expense	53,507	53,507
Earnings Before Income Taxes	(107,501)	(335,604)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(107,501)	(335,604)

Statement of Cash Flows

| | Year Ended December 31, | |
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(107,501)	(335,604)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	127
Amortization	4,316	4,316
Accounts Payable	(11,600)	13,740
Inventory	(51,248)	45,662
Accounts Receivable	2,373	35,402
Payroll Liabilities	-	(3,690)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(56,159)	95,557
Net Cash provided by (used in) Operating Activities	(163,660)	(240,046)
FINANCING ACTIVITIES		
Future Equity Obligations (SAFE Note), net of issuance costs	115,517	-
Notes Payable	100,000	-
EIDL	-	59,000
Line of Credit	(5,054)	(5,245)
Net Cash provided by (used in) Financing Activities	210,463	53,755
Cash at the beginning of period	88,836	275,127
Net Cash increase (decrease) for period	46,803	(186,291)
Cash at end of period	135,638	88,836

Statement of Changes in Member Equity

| | Member Capital | | Total Member Equity |
	$ Amount	Accumulated Deficit	
Beginning Balance at 1/1/2021	2,575,008	(1,716,785)	858,223
Net Income (Loss)	-	(335,604)	(335,604)
Ending Balance 12/31/2021	2,575,008	(2,052,388)	522,619
Costs from issuance of SAFE agreements	-	(7,257)	(7,257)
Net Income (Loss)	-	(107,501)	(107,501)
Ending Balance 12/31/2022	2,575,008	(2,167,147)	407,861

The Wine Rayzyn Company, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

The Wine Rayzyn Company, LLC ("the Company") was formed in Georgia on July 21st, 2014. The Company earns revenue from selling gourmet snacks made with dried wine grapes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of its gourmet products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Intangible Assets

The Company's intangible asset consists of an exclusive and worldwide license to certain patents and trademarks for which the payments have been capitalized as patent license fees. These fees will be amortized on a systematic basis over the license's useful life of 10 years. The total ending balance of this asset was $15,628 and $19,944 as of December 31, 2022 and 2021, respectively.

Inventory

The Company's inventory consists of raw materials and finished goods. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A total of $58,798 worth of inventory was destroyed in 2021 due to an outdated product, resulting in a corresponding reduction. A summary of the Company's inventory is below.

Inventory Type	2022	2021
Raw Materials	1,152,223	1,102,275
Finished Goods	75,753	74,453
Grand Total	1,227,976	1,176,728

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

Please see "Note 7" regarding the issuance of a Warrant to the Company's creditor.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the Company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Please see "Note 7" regarding a settlement between the Company and a former copacker.

NOTE 5 – LIABILITIES AND DEBT

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2022, the Company entered into a SAFE agreement with a third party. The SAFE agreement has no maturity date and bears no interest. Upon the occurrence of a qualified equity financing event, the agreement provides the right of the investor to future equity in the same class and series of units in an amount equal to the SAFE Purchase Price divided by the greater of (i) the SAFE Purchase Price, or (ii) the price per unit of Standard Preferred Units sold in the equity financing event multiplied by 100%. Alternatively, upon the occurrence of a liquidity event, the agreement provides the right of the investor to receive a portion of the proceeds equal to the greater of (i) the SAFE Purchase Price, or (ii) the amount payable on the number of units of the Company's Common Units equal to (x) the SAFE Purchase Price divided by (y) the price per unit equal to $20M divided by the then-issued and outstanding units of the Company subject to conversions and exclusions in accordance with the SAFE agreement. Furthermore, if the Company pays dividends on outstanding Common Units, other than dividends payable in units of Common Units, then the investor is entitled to receive an amount equal to the dividend amount multiplied by the quotient of (x) the SAFE Purchase Price divided by (y) the price per unit equal to $20M divided by the then-issued and outstanding units of the Company subject to conversions and exclusions in accordance with the SAFE agreement. No such events have occurred as of the date of these financials.

In 2017, the Company opened a Line of Credit with a limit of $35,000 and an annual interest rate of 9.5% on any outstanding balance. This line of credit is not secured and had an ending balance of $9,536 and $14,590 as of December 31, 2022 and 2021, respectively.

In February 2020, the Company entered into a Promissory Note for $750,000 with an interest rate of 7.0%, security interest in tangible and intangible property, and a maturity date in March 2022. Interest shall accrue every day, but not compound, with payments of interest due and payable every calendar month up to the maturity date. In March 2022, the Company and its creditor agreed to postpone the note's maturity, and in December 2022, the Company received an additional advance of $100,000 which was evidenced by an amendment to the original promissory note subsequent to the date of these financials (please see "Note 7" for further information). This note had an ending balance of $850,000 and $750,000 as of December 31, 2022 and 2021, respectively.

In June 2021, the Company entered into an Economic and Injury Disaster Loan (EIDL) for $59,000 and received an additional grant of $1,900. This loan bears an interest rate of 3.75%, has security interest in all tangible and intangible personal property, and a maturity date in June 2051. Installment payments have been deferred 18 months resulting in an ending balance of $59,000 as of December 31, 2022 and 2021.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
EIDL	59,000	3.75%	2051	-	59,000	59,000	-	-	59,000	59,000	-
SAFE Agreements	115,517	N/A	N/A	-	115,517	115,517	-	-	-	-	-
Promissory Note	850,000	7.00%	2024	-	850,000	850,000	-	-	750,000	750,000	-
Line of Credit	9,536	9.50%	N/A	9,536	-	9,536	-	14,590	-	14,590	-
Total				9,536	1,024,517	1,034,053	-	14,590	809,000	823,590	-

**Debt Principal Maturities 5
Years Subsequent to 2022**

Year	Amount
2023	9,536
2024	850,000
2025	-
2026	-
2027	-
Thereafter	59,000

*The SAFE Agreement matures during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 3, 2023, the date these financial statements were available to be issued.

In January 2023, the Company issued a Warrant to its creditor mentioned in "Note 5" entitling the holder to purchase 100,000 Common Units at an exercise price of $0.50 per unit. The holder may exercise this Warrant at any time prior to the 10th anniversary of the original issue date.

In January 2023, the Company amended its Promissory Note mentioned above in "Note 5" increasing its principal balance from $750,000 to $850,000. This advance of $100,000 was made in December 2022 prior to this note's amendment. The interest rate of 7% shall accrue every day, but not compound. Payments of interest only shall be due and payable every calendar month up to the earlier of (i) February 2024, or (ii) the closing date of any debt of equity financing event in which the Company receives funds in an aggregate amount equal to at least $850,000, at which point the outstanding principal and any accrued interest shall become due and payable. This note carries a security interest in all tangible and intangible property.

Business revenues have increased dramatically over 2022. According to management, the Company is currently profitable and cashflow positive for the first six months of 2023 with monthly average profit of approximately $35,000/month.

The Company has been successful with executing its 2023 sales strategy as Americans return to the office and travel/leisure industry recovers post pandemic. Prior to the COVID-19 Pandemic, the Company's wine raisins® were the #1 snack in the 1st class basket on United Airlines for 4 years running. In 2023, the Company sold an entire truckload (200,000 units) to Google's campus nationwide to be consumed by Google employees in the snack/break rooms. The Company has a premium placement with the Four Seasons Resort mini-bar offerings. All these placements of the Company's products (and others) provide for high-visibility and help to organically build brand awareness in a 'grass roots' manner. The Company has also invested heavily in ecommerce platforms and revamped its Amazon marketplace.

The Company is in the process of finalizing a CRADA (Cooperative Research and Development Agreement) with the US ARMY for new RayZyn products to be used for MREs to improve solder's performance in battlefield conditions.

In 2019, the Company retained legal counsel to represent it in connection with a lawsuit against one of its former copackers. The suit was The Wine RayZyn Company, LLC, Plaintiff, vs. Vacaville Fruit Co., Inc. Defendant, and

Does 1-25, Inclusive, Defendants, Superior Court of California, County of Solano, No. FCS053942. The Company reached a settlement before the trial, receiving $200,000 in compensatory damages of which $125,000 has already been collected.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, may continue to generate losses, and has experienced negative cash flows from operating activities. During the next twelve months, the Company intends to finance its operations with funds from revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.